SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 4 March 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X      Form 40-F _____
Enclosures:
Announcement dated 4 March 2005

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
Announcement

The Sasol Limited Board of Directors today, after a comprehensive process, decided that, on the retirement of its current Chief Executive, Mr P V Cox, to appoint Mr L P A Davies as Chief Executive and Mr T S Munday as Deputy Chief Executive with effect from 1 July 2005.

The Board has also appointed Mr P V Cox as Chairman of the Board to succeed Mr P du P Kruger on 1 January 2006.

Johannesburg
4 March 2005
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 4 March 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary